UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), with the Securities and Exchange Commission on November 21, 2018, relating to a tender offer (the “Offer”) by PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock of ConvergeOne, $0.0001 par value per share (the “Shares”), for $12.50 per Share, to be paid to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018, and the related Letter of Transmittal, each of which is contained in the Tender Offer Statement on Schedule TO, dated November 21, 2018, and may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain disclosures as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by including a new section on page 51 of the Schedule 14D-9 entitled “Extension of the Offer Period” immediately following the section entitled “Earnout Consideration” as follows:

“Extension of the Offer Period

On December 19, 2018, Purchaser announced an extension of the expiration of the Offer until 5:00 p.m., Eastern Time, on January 3, 2019, unless further extended in accordance with the Merger Agreement. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, on December 19, 2018 (one minute after 11:59 p.m., Eastern Time, on December 19, 2018). According to the press release issued by CVC Capital Partners, Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer, has advised Purchaser that, as of 5:00 p.m., Eastern Time on December 18, 2018, approximately 67,793,275 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 88% of the outstanding Shares. The press release issued by CVC Capital Partners announcing the extension of the Offer is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.

Name:	John A. McKenna, Jr.
Title:	President, Chief Executive Officer and Chairman of the Board

Dated: December 19, 2018